UNITED STATES            ---------------------
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             WASHINGTON, D.C. 10549        ---------------------
                                                           OMB Number: 3235-0145
                                                           Expires: December
                                                           31, 2005
                                                           Estimated average
                                                           burden hours per
                                                           response......11
                                                           ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 FIRSTGOLD CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33765W105
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                                 (CUSIP Number)

                                  June 22, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 10 pages

Cusip No.  33765W105

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     1346049 Ontario Limited
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
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                   5.   Sole Voting Power
                        13,332,132
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            13,332,132
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,332,132*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     12.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

*  See Item 4 below.


                               Page 2 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Asset Management Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        10,260,132
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            10,260,132
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,332,132*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     12.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 3 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Capital Corp.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        3,072,000
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            3,072,000
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,332,132*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     12.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------

----------

*  See Item 4 below.


                               Page 4 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Randall Abramson
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Canadian
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        13,332,132
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            13,332,132
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,332,132*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     12.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

See Item 4 below.


                               Page 5 of 10 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          Firstgold Corp.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3108 Gabbert Dr., Suite 210, Cameron Park, CA 95682

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Trapeze Asset Management Inc. ("TAMI"); Trapeze Capital Corp. ("TCC"); Randall Abramson ("Abramson"); and the group the above-named persons comprise. Holdco, TAMI, TCC, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI. TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, President, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, President, Portfolio Manager and Compliance Officer of TCC. Holdco owns 100% of the outstanding voting stock of each of TCC and TAMI. Abramson owns 82% of the outstanding capital stock of Holdco.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for each of the Reporting Persons is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3.

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          33765W105


                               Page 6 of 10 pages

ITEM 3.   NA

ITEM 4.   OWNERSHIP

          (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. Since Abramson, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on July 3, 2007, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 4,444,044 shares of Common Stock issuable upon the exercise of common stock warrants held by the Reporting Persons, was 13,332,132. Of this amount, nil shares of Common Stock were held by Abramson directly; nil shares of Common Stock were held by Holdco directly; 3,072,000 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 10,260,132 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include nil, nil, 1,024,000 and 3,420,044 shares issuable upon the exercise of common stock warrants owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively. In respect of the common stock warrants reported herein, each warrant is exercisable for one share of Common Stock at a price of $0.65 per share prior to December 21, 2008.

          All of the Common Stock (including the common stock warrants) was acquired pursuant to a private placement of securities. In addition to those securities, the Reporting Persons received an aggregate of 8,888,088 non-transferable penalty warrants ("Penalty Warrants"). Each Penalty Warrant is exercisable for no additional consideration to acquire 1/10th of one share of Common Stock and 1/20th of one common stock warrant. Each Penalty Warrant will be deemed to be exercised on the business day following November 15, 2007 in the event that the Issuer does not satisfy the Qualification Condition on or before November 15, 2007. "Qualification Condition" means either (i) a registration statement qualifying the resale of, among other securities, the Common Stock and common stock warrants has been declared effective by the United States Securities Exchange Commission; or (ii) the Common Stock of Firstgold has been listed on the Toronto Stock Exchange or the TSX Venture Exchange. The Penalty Warrants will not otherwise be exercisable.


          Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. Holdco exercises sole voting and dispositive power over shares held by each of the Reporting Persons. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


                               Page 7 of 10 pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The clients of TAMI and TCC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the shares beneficially owned by the Reporting Persons. No individual clients' holdings of such shares are more than five percent of the Issuer's total outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          See Items 2(a) and 4 above.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               NA

ITEM 10.  CERTIFICATION

          (a)  NA

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 10 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 3, 2007


                                                  1346049 ONTARIO LIMITED


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  Chief Executive Officer


                                                  TRAPEZE ASSET MANAGEMENT INC.


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  Chief Executive Officer


                                                  TRAPEZE CAPITAL CORP.


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  President


                                                  /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson


                               Page 9 of 10 pages

EXHIBIT 1

The members of the group filing this Schedule 13G are:

1.   1346049 Ontario Limited
2.   Trapeze Asset Management Inc.
3.   Trapeze Capital Corp.
4.   Randall Abramson



                              Page 10 of 10 pages